August 14, 2006

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Tech Data Corporation
Commission File No. 0-14625

Dear Ms. Collins:

We are in receipt of the Securities and Exchange Commission (“SEC”) Staff’s (the “Staff”) letter of comment, dated July 31, 2006, (“Comment Letter”) regarding Tech Data Corporation’s (“Tech Data” or the “Company”) Form 10-K for the fiscal year ended January 31, 2006 (“Form 10-K”), Form 10-Q for the fiscal quarter ended April 30, 2006 (“Form 10-Q”) and Form 8-K dated May 23, 2006 (“Form 8-K”). The discussion below is presented in order of the numbered comments in the Comment Letter.

The Company’s responses to the Staff’s comments are as follows:

Form 10-K for the Year Ended January 31, 2006

Business, Page 1

Response to Comment 1.

Tech Data conducts business in both Israel and the United Arab Emirates. Combined net sales in these two countries for the fiscal year ended January 31, 2006 represented less than 0.2% of the Company’s consolidated net sales.

Note 5 – Goodwill and Other Intangible Assets, page 48

Response to Comment 2.

As mentioned in your letter, within our Form 10-K we discuss our disappointment with the results in EMEA, which we believe is primarily due to weaker demand conditions, competitive pricing pressures, declining average selling prices and the diverted focus of our management team in the region. Specifically, the combined effect of the completion of the final phases of our comprehensive IT systems upgrade, the integration of our Azlan operations and the implementation of our EMEA restructuring program, diverted our management focus away from executing optimal pricing, purchasing and sales management practices.

We considered these factors in a number of ways with respect to our annual review for impairment of goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. The discussion below provides the Staff with background as to how we considered these factors in our analysis as well as their impact on our assumptions used in our discounted cash flow analysis.

•	Given the weaker demand conditions and competitive pricing pressures, we reduced our sales growth, gross margin and operating margin projections within the EMEA region, compared to those projections used in our annual review for impairment as of January 31, 2005. While we reduced our operating performance expectations in our fiscal 2006 impairment analysis compared to our fiscal 2005 impairment analysis, we included gradual annual improvements in our operating performance during the early years of our projections used within our discounted cash flow analysis, compared to our performance in the year ended January 31, 2006. Our rationale for these projected operating improvements are further discussed below. The projections used in our impairment analysis also considered the performance of our primary competitor in the region, Ingram Micro Inc. (“Ingram Micro”) in addition to our own beliefs surrounding the market and its underlying profitability potential. Ingram Micro has performed quite well in the EMEA region with what we believe to be an operating model similar to our own. Therefore, we believe Ingram Micro’s performance is another good indicator of the longer-term underlying earnings potential in the EMEA region. The later years of our projections reflect operating performance more closely tracking with those currently reported by Ingram Micro.

•	We took into consideration the status of the projects causing the major internal distractions in the region, principally the IT systems upgrade and the integration of Azlan, which were substantially complete at the end of fiscal 2006, and the EMEA restructuring program, which is anticipated to be completed in the third quarter of fiscal 2007. We strongly believe these projects are finite and infrequent in nature. The completion of these significant projects is expected to allow management to redirect its efforts back to executing optimal pricing, purchasing and sales management practices. As a result, our projections used within our discounted cash flow analysis reflect our expectation that we will regain some of the market share lost during this distraction period and improve our operating performance compared to the fiscal periods ended January 31, 2004 through 2006.

•	Our projections used within our discounted cash flow analysis also reflect the expected cost savings generated by our EMEA restructuring program announced in May 2005. These cost savings help to partially (but not completely) offset the reduction in our gross margin forecasts, as discussed above.

In summary, based on the factors above, we concluded there was no impairment of goodwill as of January 31, 2006. The Company will continue to monitor our impairment conclusions and the existence of future impairment indicators given the current market conditions within EMEA and our own financial performance in the region. Should the Company conclude that there are indicators of a possible impairment in EMEA goodwill, a goodwill impairment analysis will be performed at that time.

Response to Comment 3.

The gross balance of capitalized software and development costs as of January 31, 2006 is comprised of the following:

	January 31, 2006 (in millions)
Capitalized software and development costs	Gross carrying amount	Accumulated amortization	Net book value
Enterprise-Wide Systems	$148.6	$75.9	$72.7
Other Mainframe Operating Software	0.4	0.2	0.2
Personal Computer / Server Applications	42.2	31.2	11.0

	$191.2	$107.3	$83.9

The Company’s enterprise-wide systems primarily consist of SAP R/3 in Europe, and Siebel and DCS (an enterprise system developed by Anderson Consulting) in North America. The gross carrying amounts for SAP R/2 and R/3, Siebel and DCS (including related applications) at January 31, 2006, totaled $92.2 million, $18.2 million and $38.2 million, respectively. The only enterprise-wide system being amortized over ten years is SAP R/3 in Europe, while Siebel and DCS have been amortized over seven years. We believe the use of a ten-year life for SAP R/3 is appropriate based upon our historical experience with such applications. Our primary enterprise-wide applications used in North America were installed in 1994 (DCS) and 2001 (Siebel) and are still in use today. Likewise, our SAP R/2 system used in Europe prior to our IT upgrade in the region had been in use for several years by Computer 2000 AG (“C2000”) when we acquired the majority of C2000 in July 1998. Given our experience with DCS and SAP R/2, and also taking into consideration the pace of technological change, we believe the use of a ten year life for SAP R/3 is appropriate for this system.

Response to Comment 4.

The “comprehensive IT systems upgrade” referred to throughout the Form 10-K refers to the upgrading of the IT systems previously used throughout our European operations to the mySAP™ Business Suite (“SAP R/3”). The upgrade began in the Company’s fiscal year ended January 31, 2002 and was substantially completed at the end of fiscal 2006. Total costs capitalized for SAP R/3 in Europe through January 31, 2006 were $79.0 million.

With respect to our discussion within our MD&A, we considered it important to provide potential investors with several relevant pieces of information related to the upgrade:

•	Within the fifth paragraph of the “Overview” section, we discuss how this project was one of several factors that diverted management focus in the region, thereby negatively affecting our performance;

•	Within the sixth paragraph of the “Overview” section, we provide the reader with a status update of the project, indicating that it was “substantially completed at the end of fiscal 2006…”;

•	Within the “Liquidity and Capital Resources” section, we state “…. net cash used in investing activities of $51.6 million during fiscal 2006 was primarily attributable to the continuing investment related to the expansion and upgrading of our IT systems, office facilities and equipment for our logistics centers”. In addition, our Statement of Cash Flows clearly discloses our capitalized expenditures for software and software and development costs for all years presented.

•	We also considered whether we should further elaborate on the scope of this project in our MD&A. Beginning with our Form 10-K for the Year Ended January 31, 2002 (the fiscal year during which the upgrade project commenced), we had included the following language within our Liquidity and Capital Resources section:

•	“We continue to make significant investments to implement new IT systems and upgrade our existing IT infrastructure in order to meet our changing business requirements. These implementations and upgrades occur at various levels throughout the Company and include, but are not limited to, new operating and enterprise systems, financial systems, web technologies, customer relationship management systems and telecommunications. While we believe we will realize increased operating efficiencies as a result of these investments, unforeseen circumstances or complexities could have an adverse impact on our business.”

The above language was included in our Form 10-K’s during the most significant phases of the upgrade project, as we believe it conveyed the scope and the risks associated with the project. Given that the project was substantially completed by the end of fiscal 2006, we did not believe the above language continued to be relevant for the reader and therefore did not include such language in our Form 10-K for the year ended January 31, 2006.

mySAP™   Business Suite is a registered trademark of SAP AG in Germany and in other countries

Note 9 – Income Taxes, page 52

Response to Comment 5.

During the fiscal year ended January 31, 2006, the Company increased its valuation allowance for deferred tax assets (“DTA”) by $56.6 million. The DTA balance primarily resulted from net operating losses incurred in certain EMEA operating units. While such operating losses generally have indefinite carryforward periods, our analysis of future realization took into consideration all available evidence, both positive and negative, as prescribed by Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”(“SFAS No. 109”). Specifically, our analysis was primarily dependent on the expected sufficiency of projected taxable income within the carryback and carryforward periods available under tax law.

The following four sources of projected taxable income were considered in evaluating the realizability of a tax benefit for the deductible temporary differences:

1.	Future reversals of existing taxable temporary differences

The amount of future reversals of existing taxable temporary differences was considered in the calculation of the valuation allowance. The amount of existing taxable temporary differences were not material and did not significantly impact the analysis.

2.	Future taxable income exclusive of reversing temporary differences and carryforwards

We have incurred cumulative losses over the most recent three year period in certain subsidiaries which originally generated the DTA. As discussed in the “Overview” section within our MD&A, we are implementing plans to restructure and optimize our operations in the EMEA region, including the operations of those subsidiaries which generated the DTA. While we believe we will ultimately be successful in returning these operations to profitability (as discussed above in our Response to Comment 2), paragraph 23 of SFAS No. 109 indicates “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.” Based on the recent cumulative losses incurred in these subsidiaries, we concluded that, under SFAS No. 109, in consideration of this negative evidence it was not possible to reasonably project when said units would return to a level of profitability sufficient to enable us to utilize the loss carryforwards. Accordingly, our analysis assumed no future taxable income for these operating units.

3.	Taxable income in prior carryback year(s)

Not applicable as the majority of the tax jurisdictions involved do not allow net operating loss carrybacks.

4.	Tax-planning strategies that could be implemented

Based upon our country forecasts, taxable income for a significant portion of our separate EMEA operating units was substantially reduced from prior forecast levels. Due to the decrease in projected taxable income throughout most of EMEA, prior tax planning strategies would no longer provide significant additional taxable income within the net operating loss countries and / or would no longer be considered prudent or feasible tax planning strategies.

In summary, under SFAS No. 109, our inability in fiscal 2006, to project future taxable income exclusive of reversing temporary differences and carryforwards and the lack of available tax-planning strategies that could be implemented resulted in our conclusion that it was more likely than not the deferred tax asset would no longer be realizable.

Response to Comment 6.

**CONFIDENTIAL TREATMENT REQUESTED BY TECH DATA CORPORATION**

Identifying code 14559

[REDACTED]

Note 10 – Employee Benefit Plans, page 54

Response to Comment 7.

In March 2005, the Company’s Board of Directors approved the issuance of 1.6 million maximum value stock-settled stock appreciation rights (“MV Stock-settled SARs”) and maximum value options (“MVOs”), which are described as follows:

•	As discussed in Note 10 of the Company’s January 31, 2006 Form 10-K and Note 3 of the Company’s April 30, 2006 Form 10-Q, MV Stock-settled SARs and MVOs are similar to traditional stock options, except these instruments contain a predetermined cap on the exercise price. In addition, upon exercise, a MV Stock-settled SAR requires the Company to settle the spread or intrinsic value (the difference between the exercise price and the grant price) in shares of the Company’s common stock. In other words, the employee does not need to pay the exercise price to acquire the shares as would normally be required with a traditional stock option.

•	The fundamental difference between a MV stock-settled SAR and a traditional SAR is that a MV stock-settled SAR establishes a predetermined ceiling on the potential gain at exercise (i.e., MV stock-settled SARs cap the upside potential of the spread).

•	The other terms of the awards (i.e. vesting schedule, contractual term, etc.) granted in March 2005 and 2006 were not materially different from the terms of traditional stock options previously granted by the Company.

An example of what the option holder will receive upon exercise under various market conditions is as follows:

Assume an employee receives a grant of 10 MV stock-settled SARs with a cap of $20 and a four year vesting period. On the date of grant, the Company’s stock price is $40 per share. The exercise price of the MV stock-settled SAR was equal to the market value of the underlying common stock on the date of grant.

•	Scenario 1

At the end of four years, the employee exercises the 10 MV stock-settled SARs when the stock price is $50 per share. Upon exercise, the employee will receive the “spread” in shares of the Company’s common stock, which is the difference between the exercise price and the grant price, or $10 per share. Given an exercise of 10 MV stock-settled SARs with a “spread” value of $10 per option, the total value the employee will receive is $100 (10 MV stock-settled SARs X $10 “spread” per option). Since the stock price on the date of exercise is $50 per share, the employee will receive 2 shares of stock.

•	Scenario 2

In year five, the Company’s stock price reaches $60 per share. A condition of the MV stock-settled SAR is a “forced exercise” of the option if the current stock price reaches the stock price on the date of grant plus the “cap”. The date the stock price reaches $60, the employee would have a “forced exercise” of the 10 MV stock-settled SARs. Upon exercise, the employee will receive the “spread” in shares of the Company’s common stock, which is the difference between the exercise price and the grant price, equal to the $20 per share “cap”. Given an exercise of 10 MV stock-settled SARS with a “spread” value of $20 per option, the total value the employee will receive is $200 (10 MV stock-settled SARs X $20 “capped spread” per option). Since the stock price on the date of exercise is $60 per share, the employee will receive 3 shares of stock, valued at $180, and $20 of cash for the value of the fractional share.

In accordance with Statement of Financial Accounting Standards No. 123R, “Share-Based Payments” (“SFAS No. 123R”), the satisfaction of the exercise of the option for cash for a fractional share does not affect the classification of the award as an equity-based award.

As disclosed in Note of the Company’s January 31, 2006 Form 10-K and Note 3 of the Company’s April 30, 2006 Form 10-Q, the Company has elected to use the Hull-White Lattice (binomial) and Black-Scholes-Merton option-pricing models to determine the fair value of awards granted during fiscal 2007 and 2006.

As cited within SFAS No. 123R, Appendix A, paragraph A14, “(the) Statement does not specify a preference for a particular valuation technique or model in estimating fair values of employee share options or similar instruments. Rather, (the) Statement requires the use of a valuation technique or model that meets the measurement objective in paragraph 16 and the requirements of paragraph A8.”

In consideration of the guidance in SFAS No. 123R and Staff Accounting Bulletin No. 107, because the MV stock-settled SAR is considered to be a complex instrument, the Company engaged the services of a third-party valuation expert to perform the valuation of this instrument. The professional certifications and academic credentials were considered in the selection of the third-party valuation expert.

The valuation used a Hull-White Lattice (binomial) model to determine the value of the option. The “premium” or cap was then valued using the Black-Scholes-Merton model. The value of the MV stock-settled SAR was then determined as follows:

Step 1: Using the Hull-White Lattice model, calculate the value of an option - using methodology to reflect assumptions about sub-optimal (i.e., early) exercise behavior, based on the Company’s exercise history.

Step 2: Using the Black-Scholes-Merton model, calculate cost of the “cap” – i.e., the value of a premium-priced option with exercise price equal to the “cap” stock price and expected life equal to the vesting period.

Step 3: Calculate the value of a MV stock-settled SAR equal to Step 1 – Step 2.

A separate valuation for each vesting tranche was then determined, because they all have different Step 1 and Step 2 values. The values were then averaged to arrive at the overall valuation per MV stock-settled SAR.

In accordance with paragraph A8 of SFAS No. 123R, the valuation technique must be applied in a manner consistent with the fair value measurement objective and other requirements of the pronouncement, be based on established principles of financial economic theory and generally applied in that field and reflect all substantive characteristics of the instrument. Both the Hull-White Lattice and Black-Scholes-Merton option-pricing models were used in the valuation of the Company’s MV stock-settled SARs. Both of these valuation techniques are cited in SFAS No. 123R paragraph A13 as valuation techniques that meet the criteria required by SFAS No. 123R discussed above.

In accordance with paragraph A18 of SFAS No. 123R, both the Hull-White Lattice and Black-Scholes-Merton option–pricing models incorporate various assumptions including exercise price, stock price on date of grant, expected volatility, expected life and risk-free interest rates. The Hull-White Lattice model also incorporates a suboptimal exercise factor (“SEF”). An SEF is an assumption about early exercise behavior or patterns based on stock-price appreciation, rather than the time that has elapsed since the grant date. This factor is called “suboptimal” because traditional finance theory suggests that the optimal behavior is to hold an option until its contractual expiration date.

Based on the discussion and the factors outlined above, we believe the combined method meets the requirements of SFAS No. 123R.

Form 8-K Dated May 23, 2006

Response to Comment 8.

In connection with the Company’s Form 8-K dated May 23, 2006, the Company’s consideration of the guidance included in Question 8 of “Frequently Asked Questions

Regarding the Use of Non-GAAP Financial Measures” (“the FAQ”) published by the SEC, dated June 13, 2003, included the following.

The press release furnished in connection with our Form 8-K includes the following language:

The non-GAAP data contained in this release is included with the intention of providing investors a more complete understanding of our operational results and trends, but should only be used in conjunction with the results reported in accordance with GAAP. Our management also uses this information internally for forecasting, budgeting and other analytical purposes. The non-GAAP financial measures enable investors to analyze the core financial and operating performance of the company and to facilitate period-to-period comparisons and analysis of operating trends…”

It is our belief that the language above responds to the guidance in Question 8 of the FAQ as follows:

1. The manner in which management uses the non-GAAP measure to conduct or evaluate its business (addressed by second sentence of our disclosure above);

2. The economic substance behind management’s decision to use such a measure (addressed by third sentence of our disclosure, in that we believe it is a better indicator of our core (underlying) financial performance and is more useful for trend and other financial analysis);

3. The material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP measure (addressed by first sentence of our disclosure that the non-GAAP data should only be used in conjunction with an analysis of our results on a GAAP basis);

4. The manner in which management compensates for these limitations when using the non-GAAP financial measure (management also reviews GAAP financial measures. Again, this is addressed by the first sentence of our disclosure that the non-GAAP data should only be used in conjunction with an analysis of our results on a GAAP basis); and

5. The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors (similar to point 2. above, we believe this is addressed by the third sentence of our disclosure).

As further background for the Staff, the Company has only reversed out the costs associated with our EMEA restructuring program, related consulting costs and income tax effects in developing our Non-GAAP financial measure. This restructuring program was announced in May 2005 and through the quarter ended April 30, 2006, the Company had recorded more than 65% of the total EMEA restructuring costs anticipated to be incurred. As of July 31, 2006, the Company had substantially completed the EMEA restructuring program, which is anticipated to be completed during the quarter ending October 31, 2006. Although we typically incur normal severance costs on a day-in, day-out basis, we have not engaged in a formal restructuring program of this magnitude in the two years prior to this program. We do not currently have any plans to engage in a similar restructuring program during the two years subsequent to the conclusion of the current program; however, this could change depending upon our future operating results and future market conditions in EMEA.

We view these Non-GAAP financial measures as useful in comparing ourselves to other companies and in developing our future operating plans, because we expect these restructuring costs and related consulting costs to cease or become immaterial in the relatively near term. We also use these Non-GAAP financial measures to conduct and measure our business against internally developed objectives and evaluate the performance of our consolidated operations and geographic operating segments. Specifically, the country level management’s compensation is directly tied to profitability goals which exclude the impact of restructuring costs and related consulting costs.

Management believes that these Non-GAAP financial measures are useful to investors because they provide meaningful comparisons to prior periods, management’s previous outlooks, and the analysts’ own financial models, which may exclude the costs of these actions.

Given the questions raised by the Staff, we understand your concerns relating to our disclosures surrounding Non-GAAP financial measures. Therefore, we propose to expand our disclosure prospectively, beginning with our Form 8-K containing our press release discussing our earnings for the period(s) ended July 31, 2006. In addition, any future use of the term “core” performance in future disclosures will be adequately defined and explained why the excluded items were not representative of “core operations”.

Tech Data acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the Securities and Exchange Commission (the “Commission”);

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions with respect to this matter, please do not hesitate to contact me at (727) 538-7825 or Joseph B. Trepani, Senior Vice President and Corporate Controller, at (727) 538-7060.

Sincerely,

/s/ Jeffery P. Howells
Jeffery P. Howells
Executive Vice President and Chief Financial Officer